UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

(Amendment No. 1)

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of January 2021

Commission File Number: 001-37993

OBSEVA SA

(Translation of registrant’s name into English)

Chemin des Aulx, 12

1228 Plan-les-Ouates

Geneva, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXPLANATORY NOTE

On January 13, 2021, ObsEva SA (“ObsEva”) filed a Form 6-K (the “Form 6-K”) reporting that ObsEva updated its corporate presentation (the “Corporate Presentation”) that it intends to use in conferences and meetings with investors. A copy of the Corporate Presentation was furnished with the Form 6-K as Exhibit 99.1 thereto.

This Amendment No. 1 to the Form 6-K is being filed to amend the Corporate Presentation. A copy of the amended Corporate Presentation is furnished with this Report on Form 6-K/A as Exhibit 99.1 and is incorporated herein by reference.

INCORPORATION BY REFERENCE

This Report on Form 6-K/A shall be deemed to be incorporated by reference into the registration statements on Form F-3, as amended (No. 333-222820, 333-221462 and 333-233069) of ObsEva SA (including any prospectuses forming a part of such registration statements) and the registration statements on Form S-8 (Registration No. 333-216170, 333-231629 and 333-249457) of ObsEva SA and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Corporate Presentation dated January 2021.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ObsEva SA

Date: January 19, 2021	By:	/s/ Brian O’Callaghan
		Name	Brian O’Callaghan
		Title:	Chief Executive Officer